File No. 70-8823


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Amendment No. 3
                        (Post-Effective Amendment No. 1)

                                       to
                                    FORM U-1

                           APPLICATION OR DECLARATION

                                      under

                 The Public Utility Holding Company Act of 1935



                               SEI HOLDINGS, INC.
                               900 Ashwood Parkway
                                    Suite 500
                             Atlanta, Georgia 30338



               (Name of company or companies filing this statement
                  and addresses of principal executive offices)


                              THE SOUTHERN COMPANY

                (Name of top registered holding company parent of
                          each applicant or declarant)


                           Thomas G. Boren, President
                               SEI Holdings, Inc.
                               900 Ashwood Parkway
                                    Suite 500
                             Atlanta, Georgia 30338


                     (Name and address of agent for service)

           The Commission is requested to mail signed copies of all orders, notices and communications to:

       W.L. Westbrook                            Thomas G. Boren, President
  Financial Vice-President                           SEI Holdings, Inc.
    The Southern Company                             900 Ashwood Parkway
 270 Peachtree Street, N.W.                               Suite 500
   Atlanta, Georgia  30303                         Atlanta, Georgia  30338

                             John D. McLanahan, Esq.
                              Troutman Sanders LLP
                           600 Peachtree Street, N.E.
                                   Suite 5200
                           Atlanta, Georgia 30308-2216


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Item 1.  Description of Proposed Transactions.
         1.1 Background. SEI Holdings, Inc. ("Holdings") is a wholly-owned non-utility subsidiary of The Southern Company ("Southern"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"). By order dated September 26, 1996 (the "September 1996 Order"), the Commission authorized Holdings, through one or more subsidiaries referred to as "Marketing Subsidiaries," to broker or market electricity and other forms of energy commodities, including natural gas, oil and coal, within the United States, and to provide incidental related services to customers, subject to certain qualifications and limitations as regards retail sales of electricity and natural gas. Under the September 1996 Order, the Commission reserved jurisdiction over activities by Marketing Subsidiaries outside the United States pending completion of the record.
         Holdings now requests that the Commission release jurisdiction heretofore reserved over activities by Marketing Subsidiaries in Mexico and Canada. Holdings is not herein requesting any other modification to the terms or conditions of the September 1996 Order, and requests that the Commission continue to reserve jurisdiction over activities by Marketing Subsidiaries outside the United States, Canada and Mexico.
         Holdings submits that approval of this request is appropriate in that
(i) the North American energy market has already evolved into an integrated market in terms of both physical interconnection and the volume of cross-border electricity and gas sales; (ii) such approval would enable Marketing Subsidiaries of Holdings to compete with other large independent power and gas marketers that have already established a presence in the Canadian and Mexican markets with resulting benefits for both consumers and investors; (iii) such approval would enable Holdings to establish a presence in the Canadian and Mexican markets without the need to invest significant sums in sources of


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production or supply in those countries; and (iv) legislative and administrative actions by Congress and other U.S. regulatory bodies, including the Energy
Policy Act of 1992 ("EPAct"), the North American Free Trade Agreement ("NAFTA"), the sharp increase in export licenses granted by the Department of Energy ("DOE"), and recent rulings by the Federal Energy Regulatory Commission ("FERC") ordering the transmission of power to Mexico and conditioning market rate orders granted to power marketing affiliates of Canadian utilities upon the existence of open access to the transmission systems of such Canadian utilities, all underscore the importance of promoting free and unfettered competition in the North American energy market as a national goal. Finally, Holdings believes that considerations underlying the recent orders of the Commission authorizing subsidiaries of registered holding companies to engage in demand-side management and energy efficiency activities in Canada are equally applicable to the proposal contained herein.
         1.2 The North American Energy Market Constitutes a Single Market. There are few if any remaining physical barriers to electricity and gas transactions across the U.S.-Canada and U.S.-Mexico borders. The electricity transmission grids in Canada and the United States are interconnected at many points. Certain U.S. and Canadian utility systems have been operated synchronously for decades and coordinate operations and planning through membership in regional reliability councils. Although electrical interconnections into Mexico are less well developed, several projects are under way to add or strengthen interconnections between U.S. utilities and the Mexican state-owned utility, Comision Federal de Electricidad ("CFE").1



1 There are currently at least seven major (69 kV and above) interconnections between San Diego, California and El Paso, Texas, and at least five between Presidio, Texas and Brownsville, Texas. These ties connect CFE to the power grids of the Western Systems Coordinating Council and the Electric Reliability Council of Texas.

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Likewise, there are several large natural gas pipelines between the U.S. and
Canada, and several projects underway
at points along the U.S.-Mexico border that will greatly expand Mexico's ability to export gas into southwestern U.S. markets.2
         The Western Systems Power Pool ("WSPP") is one of the best examples of the increasingly integrated, international nature of the North American electricity market. The WSPP functions as a marketplace where members can trade electricity under favorable regulatory conditions. The organization began in 1987 as an experiment involving 15 utilities in or near California. Since then, it has grown to include over 140 members located throughout the United States and including Canadian entities such as Edmonton Power, Powerex (an affiliate of B.C. Hydro), TransAlta Utilities Corp., TransCanada Power Corp. and West Kootenay Power.3 Southern Energy Trading and Marketing, Inc. (formerly Southern Energy Marketing, Inc.) ("SETMI"), an indirect, wholly-owned, Marketing Subsidiary of Holdings, is also a member of WSPP.
         In recent years, the volume of cross-border gas and electricity sales has grown dramatically and is projected to grow well into the future. In 1995, the U.S. imported (mostly from Canada) 12.4% of its total gas consumption, which is expected to increase to 14% by 2015 as additional pipeline capacity is constructed.4 Canadian exports of gas to the U.S. in 1994 amounted to



2 See "International Energy Outlook 1996," Dept. of Energy, Energy Information Admin. - 0484(96) (May 1996), p. 40.

3 See Western System Power Pool Transmission and Ancillary Services Tariff and Revisions to WSPP Agreement to Unbundle Transmission from Sales Prices Filed with the Federal Energy Regulatory Commission, Dec. 30, 1996, F.E.R.C. Docket No. OA97-220-000.

4 See "Annual Energy Outlook 1997," Dept. of Energy, Energy Information Admin. - 0383(97) (December 1996), p. 59.

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approximately 50% of Canada's total domestic production, up from 28% a decade ago.5 In 1995, the U.S. imported 48.3 billion kWhs of electricity (again, mostly from Canada) and exported 10.6 billion kWhs. While imports are not projected to grow, exports are expected to double by 2015.6
         1.3 Other Energy Marketers With Which Holdings Competes Have Already Established a Presence in Canadian and Mexican Markets. Many U.S. power producers and marketers have already sought and obtained export authorizations from the Department of Energy ("DOE") under Section 202(e) of the Federal Power Act. For example, within the past year, North American Energy Conservation, U.S. Generating Company, CNG Energy Services, Inc., Destec Power Services, Inc. and NorAm Energy Services, Inc. have all sought and obtained licenses to export power at specified interconnection points.7 Recently, DOE granted, with conditions, Enron Power Marketing, Inc.'s request for "blanket" authority to export power across all interconnection points into Canada.8
         Of course, power marketing does not simply involve exporting U.S. produced power into Canada and Mexico. Marketers also need the flexibility to purchase sources of supply within Canada and Mexico, either for import into the United States or for resale to customers in Canada or Mexico. Although Marketing Subsidiaries of Holdings may, consistent with the terms of the September 1996



5  "International Energy Outlook 1996," supra, n. 2., p. 40.

6 "Annual Energy Outlook 1997," supra, n. 4, p. 139. Mexico is projected to lead the growth in electricity demand in North America at 4.7% per year through 2015. "International Energy Outlook 1996," supra, n. 2, p. 76.

7 SETMI has also joined in WSPP's existing license to export electricity to WSPP members in western Canada.

8  See Enron Power Marketing, Inc., Order No. EA-115 (September 26, 1996).

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Order, purchase energy supplies in Mexico or Canada for resale in the United
States, and may sell U.S. produced power and gas at either border, they are restricted under the September 1996 Order from making sales in Canada or Mexico. This restriction will place Marketing Subsidiaries of Holdings at a competitive disadvantage vis-a-vis other marketers, especially as deregulation of energy markets in Canada and Mexico evolves. For example, the restriction in the September 1996 Order would presumably prevent Marketing Subsidiaries from selling U.S. produced power to a customer in Canada if the delivery point (viz., the point where title typically passes) is on the Canadian side of the border, and would preclude Marketing Subsidiaries from agreeing to supply all of the facilities of a "national account" customer (e.g., a supermarket chain) if some of those facilities are located outside the U.S.
         1.4 Energy Marketing Would Enable Holdings to Participate in the North American Energy Markets Without Having to Make any Significant Foreign Investment in Facilities. Holdings could, even without the need for further approval by this Commission (except for any financing approval that may be required by Southern), make sales of electricity and gas in Canada and Mexico through an "exempt wholesale generator" ("EWG") or exempt "foreign utility company" ("FUCO"), and, in fact, Holdings has in the past investigated investment opportunities in both Mexico and Canada.9 A significant consideration to Holdings in being able to engage in energy marketing in Canada and Mexico is that it may obviate the need to make any capital investment in facilities in either of those countries solely for the purpose of establishing a "presence."


9 In the past, Holdings has submitted proposals to build and operate power plants in Mexico in response to requests for proposals issued by CFE. See SEI Holdings VIII, Inc., 67 F.E.R.C. P. 61,345 (1994); Energia de Nuevo Leon, S.A. de C.V., 67 F.E.R.C. P. 61,343 (1994).


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         1.5 Actions to Promote Energy Competition in the North American Energy
Market. Several Canadian provinces have taken deregulation actions that will open provincial electric markets to competition by U.S. and other suppliers and enable Canadian producers and marketers to sell directly to industrial customers in the U.S.10 In turn, marketers affiliated with Canadian utilities have sought approval from the FERC to charge market-based rates in connection with their wholesale sales of electricity in the United States. In Energy Alliance Partnership, 73 F.E.R.C. P. 61,019 (1995), FERC, in its review of a market-based rate application filed by a power marketer affiliated with a Canadian utility (Hydro-Quebec), determined that it was appropriate to apply the same general standards that are applied in similar cases to a marketer affiliated with a U.S. utility. These standards include proof that the applicant does not have, or has adequately mitigated, market power in generation and transmission and may not impose other barriers to market entry. In Energy Alliance, the applicant argued that its affiliation with a Canadian utility with an extensive transmission network located exclusively in Canada should be ignored for purposes of this analysis since the FERC would have no jurisdiction over the affiliate in any event. FERC rejected this argument, although acknowledging that it would be powerless to order open access to the Canadian utility's transmission grid. The policy objective, as FERC stated, is not to open Canadian transmission in order to serve Canadian load; rather, it is to ensure that other potential suppliers to the U.S. market would have non-discriminatory access to the Canadian affiliate's transmission. 73 F.E.R.C. at 61,030-31. On the facts of the case, FERC was not satisfied that such non-discriminatory access to Hydro-Quebec's transmission grid existed.


10 B. C. Hydro,  Canada's third largest
utility, has already granted open access to its transmission network and it and the Bonneville Power Administration are using each other's transmission network in pursuing large direct sales accounts. See Energy Economist, November 1996 (The Financial Times Limited).


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         Subsequently, FERC granted a similar market-based rate request to a marketer affiliated with another Canadian utility (TransAlta Utilities Corporation, located in Alberta) upon finding that transmission grid access arrangements existing in Alberta were sufficient to enable all potential competitors to use that transmission system subject to the same rates, terms and conditions in order to reach loads in the United States. See TransAlta Enterprises Corporation, 75 F.E.R.C. P. 61,268 (1996). In addition, FERC indicated that a further consideration in its analysis of such foreign marketer cases is whether the affiliate's transmission arrangements in Canada are such as to allow power sellers in the United States to use the transmission system in order to reach potential markets in Canada on a reciprocal basis.11
         The clear implication of these market-based rate orders is that FERC strongly favors competition on a reciprocal basis in cross-border transactions, and that it does not believe that relevant power markets in North America are defined by the international boundaries.12
         In another recent case, Enron Power Marketing, Inc. v. El Paso Electric Company, 77 F.E.R.C. P. 61,013 (1996), FERC ordered El Paso Electric Company to comply with its open access tariff by agreeing to provide transmission service to Enron Power Marketing, Inc. to two substations on the U.S. side of the


11 In British Columbia Power Exchange Corporation, 78 F.E.R.C. P. 61,024 (1997), FERC again rejected a market-based rate application filed by a power marketer affiliated with a Canadian utility (British Columbia Hydro and Power Authority) because it was not satisfied that the utility affiliate's tariffs satisfied FERC's non-discriminatory transmission access requirements. FERC reiterated that, in its review of these filings, it will also seek to assure reciprocal service into and out of Canada.

12 Both Hydro-Quebec and the marketing affiliate of Ontario Hydro now have pending applications for market-based rate authority and have apparently determined to open their transmission systems to third-party access in order to obtain such market rate approvals. See Electric Power Daily, December 20, 1996 (McGraw-Hill Companies, Inc.), page 3.

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U.S.-Mexico border in order to accommodate sales of electricity by Enron Power
Marketing to CFE. El Paso had refused service for several reasons, including its contention that FERC lacks authority under Sections 205 and 206 of the Federal Power Act to order transmission of electricity that is intended for consumption in a foreign country. Although FERC rejected El Paso's argument on the narrow ground that all of the El Paso facilities involved were on the U.S. side of the border and hence were in "interstate commerce," it also indicated that it did not regard the fact that the power transmitted was intended for sale outside the United States to be controlling. On the latter question, FERC stated:
                  "This Commission firmly believes that the cross-border electric trade ought to be subject to the same principles of comparable open access and non-discrimination that apply to the interstate electric industry. Even if we do not have jurisdiction over transmission facilities used solely for the export of power across the international border, it would be inconsistent with Order No. 888 and contrary to the principles of non-discrimination contained in the Federal Power Act if the owners of these facilities are able to block access for competitors to the cross-border trade." 77 F.E.R.C.
         P.  61,013 at 61,049.

         As these actions demonstrate, FERC has taken a strong stand (within the limits of its jurisdiction) to promote wholesale electric competition in cross-border transactions. The underlying premise in all of these actions, of course, is that the U.S., Canadian and Mexican markets cannot be divorced from each other and that the public interest will be served by actions designed to promote competition on both sides of the two borders.
         1.6 The Relevance of other Legal Developments Promoting Competition in the North American Energy Markets. EPAct, which amended the Act by adding new Sections 32 (regarding investments in EWGs) and 33 (regarding investments in FUCOs), expresses a clear Congressional intent to eliminate the Act as an artificial restraint in the development of international energy markets in the name of promoting competition in the U.S. wholesale electric market and facilitating export of U.S. expertise in the electric and gas utility industries. Thus, a foreign corporation can now acquire and own a wholesale


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electric generating subsidiary in the United States without being subject to unnecessary regulation as a holding company under the Act, and U.S. companies (including registered holding companies) may acquire and hold electric and gas utility subsidiaries which operate outside the United States.
         Private ownership of electric generation facilities is permitted under certain circumstances in both Canada and Mexico. In fact, shortly after EPAct was signed into law in 1992, the Mexican government issued its Decree Amending the Law on the Public Service of Electric Power. This decree instituted reforms that now permit authorized domestic and foreign companies to generate power for private consumption, for sale to CFE, and for export.13
         The action requested herein would also be consistent with the goals of increased trade between the United States and Canada and Mexico as expressed in NAFTA. The public policy enunciated in NAFTA encourages the reduction of barriers to trade and the enhancement of investment opportunities between the United States, Canada and Mexico, to the betterment of consumers in all three countries.14
         1.7 The Rationale Articulated in the Commission's Recent Orders on D.S.M./Energy Efficiency Activities in Canada Is Equally Applicable to Holdings Request. The SEC itself has previously recognized the appropriateness of permitting a registered holding company to engage in certain energy-related activities outside the United States. Specifically, by orders dated September




13 For general background on the 1992 initiatives in Mexico, see J. Mathis and
M. Escobedo, "Mexico's Open Door to Cogeneration and Independent Power," 14 Energy Law Journal 285 (1993); and A. Gandara, "United States-Mexico Electricity
Transfers: of Alien Electrons and the Migration of Undocumented Environmental Burdens," 16 Energy Law Journal 1, 23 - 28 (1995).

14 Interestingly, little consideration was given to whether NAFTA would have a significant direct impact on electricity transfers between the U.S. and Canada and Mexico for the simple reason that electricity transfers were already largely free of trade impediments. See A. Gandara, "United States-Mexico Electricity Transfers, supra, n. 12, at 29 - 31.

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30, 1994 (Holding Company Act Release No. 26135) and February 15, 1995 (Holding
Company Act Release No. 26232), the SEC authorized EUA Cogenex Corporation, a subsidiary of Eastern Utilities Associates, to engage in demand-side management activities in Canada. Similar approval was granted to HEC, Inc., a subsidiary of Northeast Utilities (Holding Company Act Release Nos. 26108 and 26335, dated August 19, 1994 and July 19, 1995, respectively). In the second EUA order, which eliminated a revenues-based restriction on the amount of such activities that EUA could engage in outside its sales area, the Commission held that the provision of energy management services in Canada, including conservation and demand-side management services, is "closely related" to EUA's core utility business, and that Congress, through EPAct and other legislation, had stated that there is a "strong national interest in promoting energy conservation and efficiency." Such benefits, which the SEC concluded should not be denied to registered holding companies, would include reduced emissions of pollutants, improved balance of payments, and expanded jobs. (Holding Company Act Release No. 26232, n. 13). Further, the Commission found that such activities would not require significant investment or expose EUA to significant risks.
         A similar analysis would lead to the conclusion that energy marketing activities of affiliates of a registered holding company should also be allowed in Canada and Mexico (subject to complying with applicable laws of those jurisdictions). First, the Commission has already determined in the September 1996 Order that power and energy marketing and brokering activities of a registered holding company are closely-related to its core utility business, even when conducted outside its service territory, and that the risks of the business can be managed through appropriate hedging mechanisms. See also Consolidated Natural Gas Co., Holding Company Act Release No. 26512 (April 30,
1995). Second, important national goals expressed in EPAct and NAFTA would be


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served by allowing marketing activities in Canada and Mexico, including the promotion of competition in wholesale electric markets, and the expansion of markets for U.S. produced electricity, some of which may be excess to the needs of the U.S., which will contribute towards the positive balance of payments. And third, marketers outside of registered holding company systems are largely free from U.S. imposed regulatory constraints on energy transactions in Mexico and Canada. No public interest would be served by an interpretation of the Act that would create or impose an artificial barrier on the full participation in the North American energy market solely by registered holding companies.

Item 2.  Fees, Commissions and Expenses.
         The fees, commissions and expenses paid or to be paid in connection with the proposed transaction are estimated not to exceed $10,000.

Item 3.  Applicable Statutory Provisions.
         Sections 9(a) and 10 of the Act and Rules 23 and 54 thereunder are applicable to the proposed transactions and activities of Marketing Subsidiaries. The Commission has previously determined in the September 1996 Order that energy marketing activities by Holdings satisfy the standards of
Section 10 and Section 11, to which Section 10(c) refers, even in the absence of any direct nexus between such marketing activities and Southern's core electric utility operations. This Post-Effective Amendment, if granted, would simply enable Holdings to engage in the same marketing activities outside the United States. In this regard, however, neither Section 11 nor any other provision of the Act limits the non-utility activities of a registered holding company to the United States.


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         Rule 54 Analysis: The proposed transaction is also subject to Rule 54, which provides that, in determining whether to approve an application which does not relate to any EWG or FUCO, the Commission shall not consider the effect of the capitalization or earnings of any such EWG or FUCO which is a subsidiary of a registered holding company if the requirements of Rule 53(a), (b) and (c) are satisfied.
         Southern currently meets all of the criteria of Rule 53(a), except for clause (1). At March 31, 1997, Southern's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $2.48 billion, or about 66.55% of Southern's "consolidated retained earnings," also as defined in Rule 53(a)(1), for the four quarters ended December 31, 1996 ($3.671 billion). With respect to Rule 53(a)(1), however, the Commission has determined that Southern's financing of investments in EWGs and FUCOs in an amount greater than the amount that would otherwise be allowed by Rule 53(a)(1) would not have either of the adverse effects set forth in Rule 53(c). See The Southern Company, Holding Company Act Release Nos. 26501 and 26646, dated April 1, 1996 and January 15, 1997, respectively.
         Southern has complied and will continue to comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of domestic utility subsidiary company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail rate regulatory commissions. Further, Southern states that none of the circumstances described in Rule 53(b) has occurred.
         Moreover, even if the effect of the capitalization and earnings of EWGs and FUCOs in which Southern has an ownership interest upon the Southern holding company system were considered, there would be no basis for the Commission to

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withhold or deny approval for the proposal made in this Post-Effective
Amendment. The action requested in the instant filing (viz. permission for Holdings to conduct certain non-utility activities that are very closely-related to Southern's core utility operations in Canada and Mexico, in addition to the U.S.) would not, by itself, or even considered in conjunction with the effect of the capitalization and earnings of Southern's EWGs and FUCOs, have a material adverse effect on the financial integrity of the Southern system, or an adverse impact on Southern's public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers. On the contrary, Holdings believes that approval of the proposal contained in this Post-Effective Amendment would have a modest beneficial effect on the Southern system, because it will enable Holdings and its associate companies to remain competitive with other energy suppliers and generate an additional source of revenues from activities that are closely related to Southern's core utility business.

Item 4.  Regulatory Approval.
         No State or Federal commission (other than this Commission) has jurisdiction over the proposed activities of Marketing Subsidiaries that are conducted exclusively in Mexico and Canada. As indicated elsewhere, the export of power and gas to Canada and Mexico requires approval by DOE.

Item 5.  Procedure.
         Holdings requests that the Commission's order be issued as soon as the rules allow, and that there be no thirty-day waiting period between the issuance of the Commission's order and the date on which it is to become effective. Holdings hereby waives a recommended decision by a hearing officer or other



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responsible officer of the Commission and hereby consents that the Division of
Investment Management may assist in the preparation of the Commission's decision and/or order in the matter unless such Division opposes the matters covered hereby.

Item 6.  Exhibits and Financial Statements.
         (a)      Exhibits.

                  (No additional Exhibits provided)

         (b)      Financial Statements.

                  (Not applicable)


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Item 7.  Information as to Environmental Effects.

         (a) In light of the nature of the proposed transactions, as described in Item 1 hereof, the Commission's action in this matter will not constitute any major federal action significantly affecting the quality of the human environment.
         (b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:  April 25, 1997


                                                     SEI HOLDINGS, INC.


                                                     By: /s/  Tommy Chisholm
                                                              Tommy Chisholm
                                                              Secretary





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